FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period ending September 30, 2002

CONVERIUM HOLDING AG

(Translation of registrant’s name into English)

Baarerstrasse 8 CH-6300 Zug Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [ X ]

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   Not Applicable

Investor information

Shareholders’ Meeting

The Annual General Meeting will be held at 10:00 a.m. local time on Tuesday, May 27, 2003 at the Casino in Zug, Switzerland.

Transfer Agent & Registrar

For American Depository Shares (ADS) traded on the New York Stock Exchange

The Bank of New York
Corporate Trust Office
101 Barclay Street
New York, NY 10286
US
Telephone: +1 646 885 3300

Auditors

PricewaterhouseCoopers Ltd
Stampfenbachstrasse 73
P.O. Box 634
8035 Zurich
Switzerland
Telephone: +41 1 630 1111
Fax: +41 1 630 1115

Stock Trading

Converium Ltd common shares are traded on the SWX Swiss Exchange under the trading symbol CHRN and as ADS (0.5 of a common share) on the New York Stock Exchange under the trading symbol CHR.

First nine months of 2002

SWX Swiss Exchange	High 89.80	Low 53.00

New York Stock Exchange	High 28.70	Low 18.55

Investor Relations Contact

Zuzana Drozd
Head of Investor Relations
Telephone: +41 1 639 9120
E-mail: zuzana.drozd@converium.com

Financial highlights
The Converium Share
Business Development
Management discussion and analysis of financial condition and results of operations
Statements of income
Balance sheets
Statements of cash flows
Statement of changes in equity
Notes to the interim financial statements

Financial highlights	Three months		Nine months
(US$ million, except per share information)	ended September 30		ended September 30

	2002	2001	2002	2001

Gross premiums written	745.0	804.4	2,518.7	2,230.0

Net premiums written	697.3	643.9	2,388.8	1,911.5

Net premiums earned	754.8	655.7	2,271.9	1,708.7

Net investment income	58.9	55.6	191.9	170.0

(Loss) income before taxes	-41.3	-359.4	1.1	-416.6

Net (loss) income	-5.6	-299.4	26.0	-359.9

Basic (loss) earnings per share	-0.14	-7.49	0.65	-9.00

Annualized return on equity	-1.4%	-110.0%	2.2%	-44.1%

Loss ratio (non-life)	89.4%	134.1%	78.2%	104.0%

Expense ratio (non-life)	23.3%	28.5%	26.6%	27.0%

Combined ratio (non-life)	112.7%	162.6%	104.8%	131.0%

	Sept. 30, 2002	Dec. 31, 2001

Total equity	1,659.5	1,570.8

Total underwriting reserves, net of reinsurance	6,338.1	5,263.1

Total invested assets	4,444.6	4,915.9

The Converium Share

The charts below illustrate the strong relative performance of Converium versus European and American Insurance indices during the first nine months of 2002.

Business Development

Converium’s financial results reflect the continued improvement of the non-life underwriting as well as the reserve development of prior years. The hardening of the markets, a consistent implementation of our business strategy and new opportunities from independence all led to a profitable growth of our non-life operations and a non-life combined ratio of 100.9% excluding prior years’ developments. Converium re-evaluated its existing life activities and instituted changes in order to ensure a closer alignment with the long-term strategic objective of building a leading life reinsurance business.

Converium Zurich

	Three months		Nine months
	ended September 30		ended September 30
	(US$ million, except ratios)		(US$ million, except ratios)

	2002	2001	2002	2001

Gross premiums written	385.6	411.1	1,190.6	1,015.0
Net premiums written	355.8	324.6	1,105.1	850.2
Net premiums earned	370.4	309.9	1,073.4	741.1
Segment income (loss)	35.8	-238.0	110.3	-194.8
Loss ratio non-life	74.8%	160.3%	71.1%	113.3%
Underwriting expense ratio non-life	10.1%	20.1%	18.4%	16.9%
Administration expense ratio non-life	6.7%	3.4%	5.6%	4.1%
Combined ratio non-life	91.6%	183.8%	95.1%	134.3%
Retention rate (=net premiums written divided by gross premiums written)	92.3%	79.0%	92.8%	83.8%

Converium Zurich’s combined ratio decreased to 91.6% for the three months ended September 30, 2002 from 183.8% for the three months ended September 30, 2001, mainly due to a decrease of 85.5 percentage points in the loss ratio. The loss ratio decrease reflected the fact that Converium Zurich recorded US$ 220.0 million in losses in 2001 related to the September 11th terrorist attacks. Converium Zurich’s combined ratio decreased to 95.1% for the nine months ended September 30, 2002 from 134.3% for the nine months ended September 30, 2001, mainly due to a decrease of 42.2 percentage points in the loss ratio.

Net premiums written of US$ 1,105.1 million for the nine months ended September 30, 2002 were higher by US$ 254.9 million, or 30.0%, compared to US$ 850.2 million for the nine months ended September 30, 2001.

During the first nine months of 2002, Converium Zurich’s largest growth regions included the UK, North America, the Far East/Pacific Rim, as well as Latin America. The largest growth lines included such specialty lines as aviation and space, professional liability, as well as credit and surety.

Converium North America

	Three months		Nine months
	ended September 30		ended September 30
	(US$ million, except ratios)		(US$ million, except ratios)

	2002	2001	2002	2001

Gross premiums written	293.2	288.8	935.7	828.8
Net premiums written	279.5	232.4	912.5	682.3
Net premiums earned	279.3	241.6	870.2	636.3
Segment income (loss)	8.4	-57.4	-9.9	-138.4
Loss ratio non-life	93.4%	97.4%	81.2%	94.3%
Underwriting expense ratio non-life	24.2%	29.1%	24.5%	27.3%
Administration expense ratio non-life	6.5%	7.8%	6.1%	7.9%
Combined ratio non-life	124.1%	134.3%	111.8%	129.5%
Retention rate (=net premiums written divided by gross premiums written)	95.3%	80.5%	97.5%	82.3%

Converium North America’s combined ratio decreased to 124.1% for the three months ended September 30, 2002 from 134.3% for the three months ended September 30, 2001, mainly due to a decrease of 4.0 percentage points in the loss ratio and 4.9 percentage points in the underwriting expense ratio. During the third quarter of 2002, Converium North America noted the continued emergence of increased loss experience related to prior years. As a result of actuarial work performed through the third quarter, management concluded that ultimate losses will most likely be higher in the range of possible outcomes than previously estimated. In the three months ended September 30, 2002, Converium North America increased loss and loss adjustment reserves approximately US$ 47.0 million, primarily related to accident years 1997 to 2000. Approximately US$ 17.0 million was recorded relating to professional liability product lines (nursing homes) with the remainder primarily in the automobile excess, medical excess, umbrella and miscellaneous casualty lines. The loss ratio in the third quarter of 2001 reflects US$ 58.2 million in losses related to the September 11th terrorist attacks.

Converium North America’s combined ratio decreased to 111.8% for the nine months ended September 30, 2002 from 129.5% for the nine months ended September 30, 2001, mainly due to a decrease of 13.1 percentage points in the loss ratio. The loss ratio in 2001 reflects US$ 58.2 million in losses related to the September 11th terrorist attacks and US$ 143.5 million in loss reserve development. The loss ratio in 2002 reflects US$ 66.9 million in loss reserve development.

Net premiums written for the nine months ended September 30, 2002 were US$ 912.5 million as compared to US$ 682.3 million for the nine months ended September 30, 2001, representing an increase of US$ 230.2 million, or 33.7%. The business segment’s generation of new premium income during the first nine months of 2002 was the result of growth in almost all lines and an increase in the retention rate. Significant growth was experienced in specialty lines including increases in professional liability (US$ 50.0 million), accident and health (US$ 37.0 million) as well as structured/finite (US$ 33.0 million).

Converium Cologne

	Three months		Nine months
	ended September 30		ended September 30
	(US$ million, except ratios)		(US$ million, except ratios)

	2002	2001	2002	2001

Gross premiums written	35.7	63.1	262.3	280.4
Net premiums written	38.0	32.3	252.6	243.2
Net premiums earned	76.5	65.7	214.8	226.9
Segment income (loss)	-66.1	-44.3	-69.5	-47.4
Loss ratio non-life	145.1%	145.8%	101.9%	101.3%
Underwriting expense ratio non-life	21.0%	12.9%	20.8%	18.5%
Administration expense ratio non-life	6.3%	11.5%	3.3%	4.9%
Combined ratio non-life	172.4%	170.2%	126.0%	124.7%
Retention rate (=net premiums written divided by gross premiums written)	106.4%	51.2%	96.3%	86.7%

Converium Cologne’s combined ratio increased to 172.4% for the three months ended September 30, 2002 from 170.2% for the three months ended September 30, 2001. The loss ratio, driven by the European floods and the loss reserve development for prior years was nearly unchanged compared to 2001, which included September 11th related losses and a couple of other large losses including Baycol. Underwriting expense ratio increased to 21.0% in the third quarter 2002 compared to 12.9% in the third quarter 2001. The increase was driven by a credit in profit participation in the third quarter 2001, which would have increased the underwriting expense ratio to 22.8% on an adjusted basis. Due to a new cost allocation system between the non-life and the life segment of Converium Germany the administration expense ratio went down to 6.3% for the three months ended September 30, 2002 from 11.5% for the three months ended September 30, 2001.

Converium Cologne’s combined ratio of 126.0% for the nine months ended September 30, 2002 was higher by 1.3 percentage points compared to the combined ratio of 124.7% for the nine months ended September 30, 2001. In the first nine months of 2002, Converium Cologne recorded US$ 31.1 million in loss development on prior years’ business and losses from the Central European floods. The loss ratio excluding the Central European flood losses and the reserve loss development from prior years would have been 69.3%. Underwriting expense ratio was 20.8% for the nine months ended September 30, 2002 compared to 18.5% for the nine months ended September 30, 2001.

Net premiums written for the nine months ended September 30, 2002 were US$ 252.6 million as compared to US$ 243.2 million for the nine months ended September 30, 2001, representing an increase of US$ 9.4 million, or 3.9%.

During the first nine months of 2002, the Middle East and North Africa, as well as the home market of Germany, were Converium Cologne’s largest growth regions in terms of premium volume. This was offset by declines in premium volume in the rest of Europe.

Converium Life

	Three months		Nine months
	ended September 30		ended September 30
	(US$ million, except ratios)		(US$ million, except ratios)

	2002	2001	2002	2001

Gross premiums written	34.0	67.6	135.1	155.8
Net premiums written	24.0	54.6	118.6	135.8
Net premiums earned	28.6	38.5	113.5	104.4
Segment income (loss)	-12.7	0.5	-7.8	2.7
Underwriting expense ratio life	35.7%	-10.6%	20.2%	-6.9%
Administration expense ratio life	14.6%	2.4%	6.0%	2.4%
Retention rate (=net premiums written divided by gross premiums written)	70.6%	80.8%	87.8%	87.2%

Converium Life reported a segment loss of US$ 12.7 million for the three months and US$ 7.8 million for the nine months ended September 30, 2002, compared to a segment income of US$ 0.5 million for the three months and US$ 2.7 million for the nine months ended September 30, 2001. This development was driven by Converium re-evaluating its existing life activities and instituting changes in order to ensure a closer alignment with the long-term strategic objective of building a leading life reinsurance business.

Net premiums written by our Converium Life operations for the nine months ended September 30, 2002 were US$ 118.6 million compared to US$ 135.8 million for the nine months ended September 30, 2001, representing a decrease of US$ 17.2 million, or 12.7%.

This premium decline is mainly driven by the strong decline of business written in Latin America. We wrote US$ 4.8 million net premiums in Latin America for the nine months ended September 30, 2002, compared to US$ 30.8 million in 2001, including US$ 25.8 million in Argentina. Due to the weak economic situation in South America and to a change in governmental regulation concerning the pension system in Argentina, premium income was strongly reduced. The decline in Latin America was somewhat offset by growth in Europe.

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis should be read in conjunction with our financial statements, including the related notes to those financial statements. This discussion contains forward-looking statements that involve risks and uncertainties and actual results may differ materially from the results described or implied by these forward-looking statements. See “Cautionary note regarding forward-looking statements.”

Results of operations

(US$ millions)	Three months ended Sept. 30		Nine months ended Sept. 30

	2002	2001	2002	2001

Pre-tax operating (loss) income	-71.2	-344.7	32.5	-370.8

Pre-tax (loss) income	-41.3	-359.4	1.1	-416.6

Net (loss) income	-5.6	-299.4	26.0	-359.9

Converium Group reported pre-tax operating loss (defined as pre-tax income or loss excluding pre-tax net realized capital gains or losses, amortization of goodwill and restructuring costs) of US$ 71.2 million for the three months ended September 30, 2002, an improvement of US$ 273.5 million compared to the pre-tax operating loss of US$ 344.7 million for the same period of 2001. The reduction in operating loss was due to reduced losses and loss adjustment expenses and life benefits of US$ 201.8 million and net earned premium growth of US$ 99.1 million. Net loss of US$ 5.6 million improved by US$ 293.8 million for the third quarter of 2002 compared to a net loss of US$ 299.4 million for the third quarter of 2001.

Converium Group reported pre-tax operating income of US$ 32.5 million for the nine months ended September 30, 2002, an increase of US$ 403.3 million compared to the pre-tax operating loss of US$ 370.8 million for the same period of 2001. The increase in operating income was due to significant premium growth and a lower combined ratio. Net income increased US$ 385.9 million to US$ 26.0 million for the nine months ended September 30, 2002, compared to a net loss of US$ 359.9 million for the nine months ended September 30, 2001.

Net premiums written increased 8.3% and 25.0%, respectively, for the three and nine months ended September 30, 2002 compared to 2001. The non-life combined ratio improved to 112.7% for the three months ended September 30, 2002 from 162.6% for the three months ended September 30, 2001. The non-life combined ratio improved to 104.8% for the nine months ended September 30, 2002 from 131.0% for the nine months ended September 30, 2001.

Our third quarter 2002 results were impacted by losses from the August European floods of US$ 50.0 million and the recognition of a US$ 59.6 million provision for net reserve development on prior years’ business, including US$ 47.0 million recorded by Converium North America and US$ 12.6 million recorded by Converium Cologne. In the first nine months of 2002, we recorded a US$ 84.0 million provision for net reserve development on prior years’ business, representing a movement of 2.0% of the net non-life loss reserves at December 31, 2001. Our 2001 results were impacted by US$ 289.2 million in losses from the September 11 terrorist attacks and the recognition of a US$ 130.5 million provision for net reserve development on prior years’ business. Converium North America recorded reserve development of US$ 143.5 million in the first nine months of 2001, offset by positive reserve development of US$ 13.0 million in Converium Zurich.

We recorded US$ 29.9 million of pre-tax net realized capital gains on our investment portfolio during the third quarter of 2002, compared to pre-tax realized capital gains of US$ 1.2 million for the same period of 2001. This included US$ 52.9 million in net realized capital gains from the transition of the Converium North America fixed income portfolio, offset by impairment charges and realized capital losses on equity securities following the continued deterioration in global capital markets.

Our net investment income increased by US$ 21.9 million or 12.9%, to US$ 191.9 million for the nine months ended September 30, 2002, compared to US$ 170.0 million for the nine months ended September 30, 2001. Offsetting this improvement, we recorded US$ 31.4 million of pre-tax net realized capital losses on our investment portfolio, compared to pre-tax net realized capital losses of US$ 23.7 million for the nine months ended September 30, 2001.

Reinsurance results

(US$ millions)	Three months ended Sept. 30		Nine months ended Sept. 30

	2002	2001	2002	2001

Gross premiums written	745.0	804.4	2,518.7	2,230.0

Net premiums written	697.3	643.9	2,388.8	1,911.5

Net premiums earned	754.8	655.7	2,271.9	1,708.7

Gross premiums written for the three months ended September 30, 2002 were US$ 745.0 million compared to US$ 804.4 million for the three months ended September 30, 2001, representing a decrease of US$ 59.4 million or 7.4%. Converium Life experienced a US$ 33.6 million decrease in gross premiums written, mainly from reduced business in Latin America. Net premiums written in the three months ended September 30, 2002 were US$ 697.3 million compared to US$ 643.9 million for the three months ended September 30, 2001, representing an increase of US$ 53.4 million, or 8.3%.

Gross premiums written for the nine months ended September 30, 2002 were US$ 2,518.7 million compared to US$ 2,230.0 million for the nine months ended September 30, 2001, an increase of US$ 288.7 million or 12.9%. Net premiums written for the nine months ended September 30, 2002 were US$ 2,388.8 million compared to US$ 1,911.5 million for the nine months ended September 30, 2001, an increase of US$ 477.3 million, or 25.0%. The growth in net premiums written exceeded the growth in gross premiums written due to a reduced reliance on outward reinsurance arrangements in 2002 compared to 2001, and a ceded premiums charge in 2001 of US$ 28.5 million related to coverage from Zurich Financial Services for the September 11th terrorist attacks. For the nine months ended September 30, 2002, we retained 94.8% of our gross premiums written, compared to 85.7% in 2001.

The increases in non-life net premiums written predominately reflect the hardening market conditions in 2002. For the nine months ended September 30, 2002, Converium Zurich experienced the largest premium growth, with net premiums written increasing US$ 254.9 million, or 30.0% compared to the nine months ended September 30, 2001. Converium Zurich’s premium increase mainly arose from aviation and space (US $182 million) and other specialty lines. Converium North America grew by US$ 230.2 million, or 33.7%. Converium North America’s growth was in specialty lines, such as professional liability (US$ 50 million), accident and health (US$ 37 million) and structured/finite (US$ 33 million). In addition, Converium North America retained more premium by non-renewing certain retrocessional business, including the September 11th coverage, which served to increase premiums by US$ 112.8 million versus 2001. Converium Cologne and Converium Life together declined US$ 7.8 million in net premiums written for the nine months ended September 30, 2002 compared to the same period in 2001. This decrease was driven by lower life business in Latin America (US$ 26 million).

Net premiums earned for the three months ended September 30, 2002 were US$ 754.8 million compared to US$ 655.7 million for the three months ended September 30, 2001, representing an increase of US$ 99.1 million, or 15.1%. Net premiums earned for the nine months ended September 30, 2002 were US$ 2,271.9 million compared to US$ 1,708.7 million for the nine months ended September 30, 2001, representing an increase of US$ 563.2 million, or 33.0%. Net premiums earned increased at a higher rate than net premiums written due to the growth and seasonality of certain business of Converium Zurich.

(US$ millions)	Three months ended Sept. 30		Nine months ended Sept. 30

	2002	2001	2002	2001

Losses and loss adjustment expenses and life benefits	-678.5	-880.3	-1,789.0	-1,790.3

Non-life loss ratio (to premiums earned)	89.4%	134.1%	78.2%	104.0%

Impact of:

Reserve development	-59.6	-18.5	-84.0	-130.5

European floods	-50.0	—	-50.0	—

September 11 terrorist attacks	—	-289.2	—	-289.2

(US$ millions)	Three months ended Sept. 30		Nine months ended Sept. 30

	2002	2001	2002	2001

Impact of:

Reserve development	8.2%	3.0%	3.9%	8.1%

European floods	6.9%	—	2.3%	—

September 11 terrorist attacks	—	44.8%	—	17.7%

Losses and loss adjustment expenses and life benefits incurred for the three months ended September 30, 2002 were US$ 678.5 million compared to US$ 880.3 million for the three months ended September 30, 2001, a decrease of US$ 201.8 million, or 22.9%. Losses and loss adjustment expenses and life benefits incurred for the nine months ended September 30, 2002 were US$ 1,789.0 million compared to US$ 1,790.3 million for the nine months ended September 30, 2001, a decrease of US$ 1.3 million, or 0.1%.

In the third quarter of 2002, Converium Group recorded US$ 59.6 million of net reserve development related to Converium North America and Converium Cologne and US$ 50.0 million in losses from the August 2002 European floods. During the third quarter of 2002, Converium North America and Converium Cologne noted the continued emergence of increased loss experience related to prior years. As a result of actuarial work performed at Converium North America through the third quarter, management concluded that ultimate losses will most likely be higher in the range of possible outcomes than previously estimated. In the three months ended September 30, 2002, Converium North America increased loss and loss adjustment reserves approximately US$ 47.0 million, primarily related to accident years 1997-2000. Approximately US$ 17.0 million was recorded relating to professional liability product lines (nursing homes) with the remainder primarily in the automobile excess, medical excess, umbrella and miscellaneous casualty lines.

For the nine months ended September 30, 2002, Converium Group’s results were impacted as a result of the recognition of a US$ 84.0 million provision for net reserve development on prior years’ business, representing a movement of 2.0 % of the net non-life reserves at December 31, 2001. For the nine months ended September 30, 2002, Converium North America recorded reserve development of US$ 66.9 million, and Converium Cologne recorded an additional US$ 31.1 million in reserves related to prior years’ business. This was partially offset by positive reserve development of US$ 14.0 million in Converium Zurich. We continue to conduct pricing and loss reserving studies for many casualty lines of business, including those in which these increased loss trends were noted.

During 2002, there was no additional development in net reserves for the September 11 terrorist attacks (as losses are capped at US$ 289.2 million by Zurich Financial Services – see below) or the Enron Chapter 11 reorganization. Our survival ratio for asbestos and environmental reserves remains stable at 13.8 years at September 30, 2002, consistent with 13.8 years at December 31, 2001.

The third quarter 2001 loss and loss adjustment expenses and life benefits include US$ 289.2 million in losses related to the September 11 terrorist attacks. The nine-month 2001 results include losses related to the September 11 terrorist attacks and a US$ 130.5 million provision for net reserve development on prior years’ business. Converium North America recorded reserve development of US$ 143.5 million. This was offset by positive reserve development of US$ 13.0 million in Converium Zurich.

The non-life loss and loss adjustment expense ratio was 89.4% and 134.1% for the three months ended September 30, 2002 and 2001, respectively, and 78.2% and 104.0% for the nine months ended September 30, 2002 and 2001, respectively. The impact on the non-life loss and loss adjustment expense ratio related to reserve development, the 2002 European floods and the September 11th terrorist attacks was 15.1% and 47.8% for the three months ended September 30, 2002 and 2001, respectively, and 6.2% and 25.8% for the nine months ended September 30, 2002 and 2001, respectively.

(US$ millions)	Three months ended Sept. 30		Nine months ended Sept. 30

	2002	2001	2002	2001

Underwriting acquisition costs	-131.3	-137.0	-478.7	-334.1

Operating and administration expenses	-48.2	-34.2	-132.3	-103.3

(US$ millions)	Three months ended Sept. 30		Nine months ended Sept. 30

	2002	2001	2002	2001

Non-life underwriting expense ratio (to premiums earned)	16.7%	22.9%	21.1%	21.3%

Non-life administration expense ratio (to premiums written)	6.6%	5.6%	5.5%	5.7%

Our underwriting acquisition costs primarily relate to commissions on treaty and individual risk business, and for the three months ended September 30, 2002 were US$ 131.3 million compared to US$ 137.0 million for the three months ended September 30, 2001, representing a decrease of US$ 5.7 million, or 4.2%. This is mainly related to a decrease of US$ 24.8 million in underwriting acquisition costs at Converium Zurich, due to a cumulative catch-up for common accounts in the Lloyds capital provision and qualifying quota share business, which led to a decrease in underwriting acquisition costs of $30.3 million, offset by a decrease in net premiums earned of $37.8 million. For the nine months ended September 30, 2002, underwriting acquisition costs were US$ 478.7 million compared to US$ 334.1 million for the nine months ended September 30, 2001, representing an increase of US$ 144.6 million, or 43.3%. This increase is mainly related to the increase in net premiums earned of 33.0%

Our non-life underwriting expense ratio for the three months ended September 30, 2002 was 16.7%, compared to 22.9% for the three months ended September 30, 2001. The decrease in this ratio was driven by Converium Zurich as described above. Our non-life underwriting expense ratio for the nine months ended September 30, 2002 was 21.1%, compared to 21.3% for the nine months ended September 30, 2001.

Operating and administration expenses for the three months ended September 30, 2002 were US$ 48.2 million compared to US$ 34.2 million for the three months ended September 30, 2001, representing an increase of US$ 14.0 million, or 40.9%. Operating and administration expenses for the nine months ended September 30, 2002 were US$ 132.3 million compared to US$ 103.3 million for the nine months ended September 30, 2001, representing an increase of US$ 29.0 million, or 28.1%. These increases were primarily due to increases in Converium Zurich of US$ 13.0 million for the three months and US$ 26.4 million for the nine months ended September 30, 2002 versus the same periods in 2001. These increases are due to additional headcount and related overhead costs, including information technology, needed to support the business growth, as well as an increased cost level required for new functions and departments required as an independent company. Operating and administration expenses were also impacted by the decrease of the US dollar against the hardening European currencies.

We fully charge the cost of options to operating expense under the fair value approach of SFAS 123, “Accounting for Stock-Based Compensation”, and recorded compensation expense of US$ 1.2 million and US$ 4.0 million for the three and nine months ended September 30, 2002 in connection with Converium Group’s new stock option plans.

Our non-life administration expense ratio for the three months ended September 30, 2002 increased to 6.6%, compared to 5.6% for the three months ended September 30, 2001. Our non-life administration expense ratio for the nine months ended September 30, 2002 decreased to 5.5%, compared to 5.7% for the nine months ended September 30, 2001.

Investment results

(US$ millions)	Three months ended Sept. 30		Nine months ended Sept. 30

	2002	2001	2002	2001

Net investment income	58.9	55.6	191.9	170.0

Average annualized net investment income yield (pre-tax)	4.5%	5.1%	4.8%	5.1%

Net realized capital gains (losses)	29.9	1.2	-31.4	-23.7

Total investment results	88.8	56.8	160.5	146.3

Average annualized total investment yield (pre-tax)	6.7%	5.2%	4.1%	4.4%

Investment results are an important part of our overall profitability. We reported net investment income of US$ 58.9 million for the three months ended September 30, 2002 as compared to US$ 55.6 million for the three months ended September 30, 2001, an increase of US$ 3.3 million or 5.9%. The increase is primarily attributed to investment income on cash flows from operating activities, offset by a lower interest rate environment. Our annualized net investment income yield declined to 4.5% for the three months ended September 30, 2002 compared to 5.1% for the same period in 2001, reflecting the decline in interest rates during 2002.

We reported net investment income of US$ 191.9 million for the nine months ended September 30, 2002 as compared to US$ 170.0 million for the nine months ended September 30, 2001, an increase of US$ 21.9 million or 12.9%. The increase is primarily attributed to an increase in invested assets due to our additional capitalization in late 2001 and the investment of cash flows from operating activities during 2002. Our annualized net investment income yield declined to 4.8% for the nine months ended September 30, 2002 compared to 5.1% for the same period in 2001.

We had net realized capital gains for the three months ended September 30, 2002 of US$ 29.9 million, compared to net realized capital gains of US$ 1.2 million for the three months ended September 30, 2001, an increase of US$ 28.7 million. This increase was primarily due to the restructuring of the Converium North America fixed income portfolio, resulting in gains of US$ 52.9 million. This restructuring was implemented in connection with Converium Group’s new investment policy. These gains were offset by impairment charges and realized capital losses on equity securities following the continued deterioration in global capital markets.

We had net realized capital losses for the nine months ended September 30, 2002 of US$ 31.4 million, compared to net realized capital losses of US$ 23.7 million for the nine months ended September 30, 2001, an increase in net realized capital losses of US$ 7.7 million. Included in the 2002 realized amounts were gains on the restructuring of Converium North America’s fixed income portfolio of US$ 52.9 million, offset by losses on the restructuring of Converium North America’s equity portfolio of US$ 32.7 million, and losses realized on the sale of WorldCom fixed income investments of US$ 15.8 million.

We recorded US$ 30.7 million and US$ 71.3 million of impairment charges for the nine months ended September 30, 2002 and 2001, respectively, on our equity portfolio, reflecting continued deterioration in global stock markets. Our impairment policy requires us to record, as realized capital losses, declines in value that exceed 20% over a period of six months, or in excess of 50% regardless of the period of decline. At management’s judgment, we impair additional securities based on prevailing market conditions.

Other

(US$ millions)	Three months ended Sept. 30		Nine months ended Sept. 30

	2002	2001	2002	2001

Other (loss) income	-23.5	-0.2	-19.9	-5.2

Interest expense	-3.4	-4.3	-11.4	-16.6

Amortization of goodwill	—	-2.0	—	-6.2

Restructuring costs	—	-13.9	—	-15.9

Income tax benefit	35.7	60.0	24.9	56.7

Other loss for the three months ended September 30, 2002 was US$ 23.5 million compared to an other loss of US$ 0.2 million for the three months ended September 30, 2001, representing an increase of US$ 23.3 million. The increase in other loss in the third quarter was mainly due to realized currency losses of US$ 17.7 million. Other loss for the nine months ended September 30, 2002 was US$ 19.9 million compared to an other loss of US$ 5.2 million for the nine months ended September 30, 2001, representing an increase of US$ 14.7 million. The other loss for the nine months ended September 30, 2002 was due to realized currency losses of US$ 19.9 million, offset by interest income of US$ 7.2 million relating to the settlement of litigation with the Unicover Pool. The other loss in 2001 is primarily due to interest expense on funds held under reinsurance contracts.

Interest expense for the three months ended September 30, 2002 was US$ 3.4 million compared to US$ 4.3 million for the three months ended September 30, 2001. Interest expense for the nine months ended September 30, 2002 was US$ 11.4 million compared to US$ 16.6 million for the nine months ended September 30, 2001. Interest expense on our Senior Notes was US$ 10.7 million for each of the nine months ended September 30, 2002 and 2001. Interest expense in 2001 also included interest expense on short-term borrowings from Zurich Financial Services.

Amortization of goodwill was US$ 2.0 million and US$ 6.2 million for the three and nine months ended September 30, 2001, respectively. At January 1, 2002 we adopted SFAS 142, “Goodwill and Other Intangible Assets,” which prohibits the amortization of goodwill. Restructuring costs were US$ 13.9 million and US$ 15.9 million for the three and nine months ended September 30, 2001, respectively. Restructuring costs were incurred in 2001 relating to our initial public offering and related transactions.

Income tax benefit was US$ 35.7 million for the three months ended September 30, 2002, compared to a benefit of US$ 60.0 million for the three months ended September 30, 2001, a decrease of US$ 24.3 million. Income tax benefit was US$ 24.9 million for the nine months ended September 30, 2002, compared to a benefit of US$ 56.7 million for the nine months ended September 30, 2001, a decrease of US$ 31.8 million.

Our 2002 taxes reflect a benefit of US$ 23.7 million as the result of a ruling received by Converium Zurich from the Swiss tax authorities in the third quarter of 2002. Excluding this benefit, our 2002 tax benefit would have been US$ 1.2 million for the nine months ended September 30, 2002 for an effective tax rate of 109.1%. Our effective tax rate in 2001 was 13.6%.

Financial Condition and Liquidity

Invested Assets

As of September 30, 2002, total invested assets were US$ 4,444.6 million compared to US$ 4,915.9 million as of December 31, 2001, a decrease of US$ 471.3 million, or 9.6%. The decrease is due to the transition of the Converium North America fixed income portfolio. In the third quarter, Converium North America began to transfer its assets to the new Converium Group asset managers. During September, fixed income securities of US$ 1.3 billion were sold, with the proceeds transferred to the new asset managers in October 2002. At September 30, 2002, the proceeds of the sales were carried as cash equivalents and as receivable for securities sold. After the reinvestment of the proceeds into fixed maturity securities, the invested assets will increase to US$ 5.7 billion and thus properly reflect the increase from growth in our underlying business, offset by realized and unrealized losses on the investment portfolio during 2002. After the reinvestment of these proceeds to the new fixed income managers, our asset mix is expected to approximate our target of 85% fixed income securities (including the Funds Withheld Asset) and short-term investments, 10% equity securities (excluding our shares in PSP Swiss Property AG, an indirect real estate investment), and 5% real estate and other (including our shares in PSP Swiss Property AG). At December 31, 2001, invested assets were comprised of 82% fixed income securities (including the Funds Withheld Asset) and short-term investments, 14% equity securities and 4% real estate and other.

Available-for-sale securities are carried at market value. As of September 30, 2002, we had net after-tax unrealized losses on our investment portfolio of US$ 50.6 million, compared to net after-tax unrealized gains of US$ 30.3 million at December 31, 2001. This decline reflects unrealized losses on equity securities due to weaker capital market conditions in 2002, offset by unrealized gains on fixed income securities due to lower interest rates in 2002.

Loss and Loss Adjustment Expense Reserves

We had gross loss and loss adjustment expense reserves of US$ 6,479.4 million as of September 30, 2002, compared to US$ 5,710.5 million as of December 31, 2001, an increase of US$ 768.9 million or 13.5%. This increase primarily reflects continued growth in the underlying business, offset by claim payments. Reinsurance recoverables from retrocessionaires related to these reserves were US$ 1,420.9 million as of September 30, 2002, compared to US$ 1,545.0 million as of December 31, 2001, a decrease of US$ 124.1 million or 8.0%. This decline was primarily attributable to the collection of amounts due under our settlement of litigation with the Unicover Pool.

Shareholders’ Equity

As of September 30, 2002, we had total shareholders’ equity of US$ 1,659.5 million (US$ 41.72 per share), compared to US$ 1,570.8 million (US$ 39.27 per share) as of December 31, 2001, an increase of US$ 88.7 million, or 5.6%. This increase is mainly comprised of a gain of US$ 134.7 million in our currency translation account due to the weakening of the US dollar against the European currencies, offset by unrealized losses on investments of US$ 80.9 million.

We believe that our capital, liquidity and borrowing ability is sufficient to support our business and meet our present liquidity requirements.

Cash Flows and Liquidity Sources

(US$ millions)	Nine months ended Sept. 30

	2002	2001

Cash provided by operating activities	612.3	396.7

We held cash and cash equivalents of US$ 1,021.4 million as of September 30, 2002 compared to US$ 420.5 million as of December 31, 2001, representing an increase of US$ 600.9 million. This increase was due to an unusual amount of cash and cash equivalents held at Converium North America, resulting from the transition of its fixed income portfolio. This cash was subsequently deployed in October 2002.

Our cash flows from operating activities result principally from premiums, collections on losses recoverable and investment income, net of paid losses, acquisition costs and underwriting expenses. Our cash provided by operating activities was US$ 612.3 million for the nine months ended September 30, 2002 compared to US$ 396.7 million for the nine months ended September 30, 2001, an increase of US$ 215.6 million, or 54.3%. This increase was driven by improved operating performance over 2001.

Cautionary note regarding forward-looking statements

This “Management’s discussion and analysis of financial condition and results of operations” contains certain forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements.

In particular, statements using words such as “expect,” “anticipate,” “intend,” “believe” or words of similar import generally involve forward-looking statements. In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements should not be considered a representation by us that our objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those in the forward-looking statements, including the following:

•	cyclicality of the reinsurance industry

•	uncertainties in our reserving process

•	the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates

•	acts of terrorism and acts of war

•	changes in economic conditions, including interest and currency rate conditions which could affect our investment portfolio

•	actions of competitors, including industry consolidation and development of competing financial products

•	a decrease in the level of demand for our reinsurance or increased competition in our industries or markets

•	the lowering or loss of one of the financial or claims-paying ratings of one or more of our subsidiaries

•	political risks in the countries in which we operate or in which we reinsure risks

•	the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we operate or where our subsidiaries are organized

•	changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy

•	failure of our retrocessional reinsurers to honor their obligations

•	risks associated with implementing our business strategies

•	extraordinary events affecting our clients, such as bankruptcies and liquidations

The factors listed above should not be construed as exhaustive. We cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those described in any forward-looking statements. Except as otherwise required by law, we undertake no obligation to publicly release any future revisions we may make to forward-looking statements to reflect subsequent events or circumstances or to reflect the occurrence of unanticipated events.

Converium Group
Interim statements of income (unaudited)

(US$ million, except per share information)	Three months ended Sept. 30,		Nine months ended Sept. 30,

	2002	2001	2002	2001

Revenues

Gross premiums written	745.0	804.4	2,518.7	2,230.0

Less ceded premiums written	-47.7	-160.5	-129.9	-318.5

Net premiums written	697.3	643.9	2,388.8	1,911.5

Net change in unearned premiums	57.5	11.8	-116.9	-202.8

Net premiums earned	754.8	655.7	2,271.9	1,708.7

Net investment income	58.9	55.6	191.9	170.0

Net realized capital gains (losses)	29.9	1.2	-31.4	-23.7

Other loss	-23.5	-0.2	-19.9	-5.2

Total revenues	820.1	712.3	2,412.5	1,849.8

Benefits, losses and expenses

Losses and loss adjustment expenses	-648.9	-827.8	-1,688.6	-1,668.6

Life benefits and policyholder dividends	-29.6	-52.5	-100.4	-121.7

Underwriting acquisition costs	-131.3	-137.0	-478.7	-334.1

Other operating and administration expenses	-48.2	-34.2	-132.3	-103.3

Interest expense	-3.4	-4.3	-11.4	-16.6

Amortization of goodwill	—	-2.0	—	-6.2

Restructuring costs	—	-13.9	—	-15.9

Total benefits, losses and expenses	-861.4	-1,071.7	-2,411.4	-2,266.4

(Loss) income before taxes	-41.3	-359.4	1.1	-416.6

Income tax benefit	35.7	60.0	24.9	56.7

Net (loss) income	-5.6	-299.4	26.0	-359.9

Basic (loss) earnings per share	-0.14	-7.49	0.65	-9.00

Diluted (loss) earnings per share	-0.14	-7.49	0.64	-9.00

The notes to the interim financial statements are an integral part of these financial statements.

Converium Group
Interim balance sheets
(US$ million, except share information)

	Sept. 30	Dec. 31
	2002	2001

	(unaudited)
Assets

Invested assets

Available-for-sale securities:

Fixed maturities	1,812.6	2,331.4

Equity securities	733.3	701.4

Other investments	176.9	195.1

Short-term investments	89.4	89.5

Total investments	2,812.2	3,317.4

Funds Withheld Asset	1,632.4	1,598.5

Total invested assets	4,444.6	4,915.9

Other assets

Cash and cash equivalents	1,021.4	420.5

Premiums receivable	1,613.8	1,015.1

Reinsurance assets:

Underwriting reserves	1,588.0	1,668.1

Insurance balances receivable, net	152.2	400.2

Funds held by reinsureds	626.8	523.4

Deferred policy acquisition costs	227.5	217.9

Deferred income taxes	337.2	300.4

Receivable for securities sold	566.0	0.8

Other assets	265.3	244.2

Total assets	10,842.8	9,706.5

Liabilities and equity

Liabilities

Losses and loss adjustment expenses, gross	6,479.4	5,710.5

Unearned premiums, gross	1,125.1	968.7

Future life benefits, gross	321.6	252.0

Other reinsurance liabilities	331.6	315.9

Funds held under reinsurance contracts	458.2	430.8

Deferred income taxes	90.1	106.5

Accrued expenses and other liabilities	180.3	154.3

Debt	197.0	197.0

Total liabilities	9,183.3	8,135.7

Equity

Common stock CHF 10 nominal value, 40,006,217 and 40,000,000 shares issued, respectively (39,777,000 and 40,000,000 shares outstanding, respectively)	253.0	253.0

Additional paid-in capital	1,341.1	1,336.5

Treasury stock	-10.3	—

Unearned stock compensation	-12.5	-27.1

Accumulated other comprehensive income (loss):

Net unrealized (losses) gains on investments, net of taxes	-50.6	30.3

Cumulative translation adjustments	112.8	-21.9

Total accumulated other comprehensive income	62.2	8.4

Retained earnings	26.0	—

Total equity	1,659.5	1,570.8

	Sept. 30	Dec. 31
	2002	2001

	(unaudited)

Total liabilities and equity	10,842.8	9,706.5

The notes to the interim financial statements are an integral part of these financial statements.

Converium Group
Interim statements of cash flows (unaudited)

(US$ million)	Nine months ended Sept. 30

	2002	2001

Cash flows from operating activities

Net income (loss)	26.0	-359.9

Adjustments for

Net realized capital losses on investments	31.4	23.7

Amortization of premium discount	9.0	2.9

Depreciation and amortization	30.9	17.8

Premium for September 11 coverage	—	28.5

Changes in operational assets and liabilities

Deferred policy acquisition costs	-9.6	-27.1

Reinsurance assets	338.2	-502.9

Premiums receivable	-545.1	-82.6

Unearned premiums, gross	126.3	165.9

Losses and loss adjustment expenses, gross	558.4	953.8

Future life benefits, gross	59.5	-27.5

Funds held under reinsurance contracts	7.9	79.0

Other reinsurance liabilities	0.4	102.6

Net deferred income taxes	-51.3	-70.0

Net changes in all other operational assets and liabilities	30.3	92.5

Cash provided by operating activities	612.3	396.7

Cash flows from investing activities

Proceeds from sales and maturities of fixed maturities	2,045.5	1,371.1

Purchases of fixed maturities	-1,878.9	-1,312.0

Proceeds from sales of equity securities	375.5	225.3

Purchases of equity securities	-582.0	-242.1

Net decrease (increase) in short-term investments	0.1	-82.7

Net change in Funds Withheld Asset/Zurich Financing Agreement	36.3	-133.3

Proceeds from sales of other assets	24.5	18.1

Purchase of other assets	-41.5	-28.3

Net cash used in investing activities	-20.5	-183.9

Cash flows from financing activities

Net transfers from Zurich Financial Services	—	50.6

Payable to Zurich Financial Services	—	-233.4

Purchases of common shares	-10.3	—

Proceeds from issuance of common shares	0.2	—

Net cash used in financing activities	-10.1	-182.8

Effect of exchange rate changes on cash and cash equivalents	19.2	-14.2

Change in cash and cash equivalents	600.9	15.8

Cash and cash equivalents as of January 1	420.5	121.9

Cash and cash equivalents as of September 30	1,021.4	137.7

The notes to the interim financial statements are an integral part of these financial statements.

Converium Group
Interim statement of changes in equity (unaudited)

(US$ million)

					Accumulated
		Additional		Unearned	other
	Common	paid-in	Treasury	stock	comprehensive	Retained	Total
	stock	capital	stock	compensation	income (loss)	earnings	equity

Balance, January 1, 2002	253.0	1,336.5	—	-27.1	8.4	—	1,570.8

Net income	—	—	—	—	—	26.0	26.0

Purchases of common shares	—	—	-10.3	—	—	—	-10.3

Issuance of common shares	—	0.2	—	—	—	—	0.2

Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	—	-80.9	—	-80.9

Translation adjustments	—	—	—	—	134.7	—	134.7

Total comprehensive income					53.8		53.8

Issuance of stock compensation	—	1.5	—	-1.5	—	—	—

Amortization of stock compensation	—	2.9	—	16.1	—	—	19.0

Balance, September 30, 2002	253.0	1,341.1	-10.3	-12.5	62.2	26.0	1,659.5

The notes to the interim financial statements are an integral part of these financial statements.

Converium Group
Notes to the interim financial statements (unaudited)

Schedule of segment data

	Converium (Non-Life)		Converium (Non-Life)		Converium (Non-Life)
	Zurich		North America		Cologne		Converium Life		Eliminations		Total
(US$ million)
Three months ended September 30	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001

Gross premiums written	385.6	411.1	293.2	288.8	35.7	63.1	34.0	67.6	-3.5	-26.2	745.0	804.4

Less ceded premiums written	-29.8	-86.5	-13.7	-56.4	2.3	-30.8	-10.0	-13.0	3.5	26.2	-47.7	-160.5

Net premiums written	355.8	324.6	279.5	232.4	38.0	32.3	24.0	54.6	—	—	697.3	643.9

Net change in unearned premiums	14.6	-14.7	-0.2	9.2	38.5	33.4	4.6	-16.1	—	—	57.5	11.8

Net premiums earned	370.4	309.9	279.3	241.6	76.5	65.7	28.6	38.5	—	—	754.8	655.7

Net investment income	30.2	21.5	25.3	28.5	6.7	5.2	1.2	0.4	-4.5	—	58.9	55.6

Net realized capital (losses) gains	-16.4	0.5	55.3	4.9	-9.8	-5.5	0.8	1.3	—	—	29.9	1.2

Other (loss) income	-10.1	0.1	-4.6	-8.6	-10.0	-1.7	—	10.0	1.2	—	-23.5	-0.2

Total revenues	374.1	332.0	355.3	266.4	63.4	63.7	30.6	50.2	-3.3	—	820.1	712.3

Losses and loss adjustment expenses	-276.9	-496.8	-261.0	-235.2	-111.0	-95.8	—	—	—	—	-648.9	-827.8

Life benefits and policyholder dividends	—	—	—	—	—	—	-29.6	-52.5	—	—	-29.6	-52.5

Underwriting acquisition costs	-37.4	-62.2	-67.6	-70.4	-16.1	-8.5	-10.2	4.1	—	—	-131.3	-137.0

Other operating and administration expenses	-24.0	-11.0	-18.3	-18.2	-2.4	-3.7	-3.5	-1.3	—	—	-48.2	-34.2

Benefits, losses and expenses	-338.3	-570.0	-346.9	-323.8	-129.5	-108.0	-43.3	-49.7	—	—	-858.0	-1,051.5

Segment income (loss)	35.8	-238.0	8.4	-57.4	-66.1	-44.3	-12.7	0.5	-3.3	—	-37.9	-339.2

Interest expense											-3.4	-4.3

Amortization of goodwill											—	-2.0

Restructuring costs											—	-13.9

(Loss) income before taxes											-41.3	-359.4

Ratios

Loss ratio	74.8%	160.3%	93.4%	97.4%	145.1%	145.8%

Underwriting expense ratio	10.1%	20.1%	24.2%	29.1%	21.0%	12.9%	35.7%	-10.6%

Administration expense ratio	6.7%	3.4%	6.5%	7.8%	6.3%	11.5%	14.6%	2.4%

Combined ratio	91.6%	183.8%	124.1%	134.3%	172.4%	170.2%

Converium Group
Notes to the interim financial statements (unaudited)

Schedule of segment data

	Converium (Non-Life)		Converium (Non-Life)		Converium (Non-Life)
	Zurich		North America		Cologne		Converium Life		Eliminations		Total
(US$ million)
Nine months ended September 30	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001

Gross premiums written	1,190.6	1,015.0	935.7	828.8	262.3	280.4	135.1	155.8	-5.0	-50.0	2,518.7	2,230.0

Less ceded premiums written	-85.5	-164.8	-23.2	-146.5	-9.7	-37.2	-16.5	-20.0	5.0	50.0	-129.9	-318.5

Net premiums written	1,105.1	850.2	912.5	682.3	252.6	243.2	118.6	135.8	—	—	2,388.8	1,911.5

Net change in unearned premiums	-31.7	-109.1	-42.3	-46.0	-37.8	-16.3	-5.1	-31.4	—	—	-116.9	-202.8

Net premiums earned	1,073.4	741.1	870.2	636.3	214.8	226.9	113.5	104.4	—	—	2,271.9	1,708.7

Net investment income	93.7	59.6	83.9	89.5	23.1	19.6	3.7	1.6	-12.5	-0.3	191.9	170.0

Net realized capital (losses) gains	-15.7	1.2	5.9	-15.7	-22.6	-9.9	1.0	0.7	—	—	-31.4	-23.7

Other (loss) income	-18.3	3.1	5.1	-21.0	-13.0	-0.4	4.4	13.8	1.9	-0.7	-19.9	-5.2

Total revenues	1,133.1	805.0	965.1	689.1	202.3	236.2	122.6	120.5	-10.6	-1.0	2,412.5	1,849.8

Losses and loss adjustment expenses	-763.4	-839.3	-706.4	-600.0	-218.8	-229.8	—	—	—	0.5	-1,688.6	-1,668.6

Life benefits and policyholder dividends	—	—	—	—	—	—	-100.4	-121.7	—	—	-100.4	-121.7

Underwriting acquisition costs	-198.0	-125.5	-213.1	-173.9	-44.7	-41.9	-22.9	7.2	—	—	-478.7	-334.1

Other operating and administration expenses	-61.4	-35.0	-55.5	-53.6	-8.3	-11.9	-7.1	-3.3	—	0.5	-132.3	-103.3

Benefits, losses and expenses	-1,022.8	-999.8	-975.0	-827.5	-271.8	-283.6	-130.4	-117.8	—	1.0	-2,400.0	-2,227.7

Segment income (loss)	110.3	-194.8	-9.9	-138.4	-69.5	-47.4	-7.8	2.7	-10.6	—	12.5	-377.9

Interest expense											-11.4	-16.6

Amortization of goodwill											—	-6.2

Restructuring costs											—	-15.9

Income (loss) before taxes											1.1	-416.6

At September 30, 2002

Total invested assets	2,875.9		957.0		665.4		96.3		-150.0		4,444.6

Total segment assets after consolidation of investments in affiliates	5,614.0		4,596.5		1,061.6		471.9		-901.2		10,842.8

Ratios

Loss ratio	71.1%	113.3%	81.2%	94.3%	101.9%	101.3%

Underwriting expense ratio	18.4%	16.9%	24.5%	27.3%	20.8%	18.5%	20.2%	-6.9%

Administration expense ratio	5.6%	4.1%	6.1%	7.9%	3.3%	4.9%	6.0%	2.4%

Combined ratio	95.1%	134.3%	111.8%	129.5%	126.0%	124.7%

Converium Group

Notes to the interim financial statements (unaudited — continued)

1. Basis of preparation

The interim financial statements for Converium Group (“Converium”) have been prepared on the basis of United States generally accepted accounting principles for interim financial information. Accordingly, such financial statements do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting solely of normal recurring accruals) considered necessary for a fair presentation have been included. The results of operations for the interim period are not necessarily indicative of the results that may be expected for the year ended December 31, 2002, as interim results may be affected by several factors including, but not limited to, changes in the economic environment and catastrophic losses. These interim financial statements should be read in conjunction with the audited financial statements of Converium Group for the year ended December 31, 2001. Certain reclassifications have been made to prior year amounts to conform with the current year’s presentation.

2. New accounting pronouncements

SFAS 142, “Goodwill and Other Intangible Assets”

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets.” This standard prohibits the amortization of goodwill and intangible assets that have indefinite useful lives, and requires impairment testing of goodwill annually or if any event occurs which would indicate an impairment of goodwill. It also prescribes that goodwill should be tested for impairment under a fair value method different than that previously required under SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.”

Converium adopted SFAS No. 142 on January 1, 2002. Except for the reduction of amortization of goodwill, adoption of SFAS No. 142 did not impact our financial condition or results of operations. Amortization of goodwill was US$ 2.0 million and US$ 6.2 million for the three and nine months ended September 30, 2001, respectively.

Upon initial application of SFAS No. 142, Converium ceased amortizing goodwill on January 1, 2002. Accordingly, the following information presents adjusted net loss and loss per share for the three and nine months ended September 30, 2001 using the policy to be adopted from January 1, 2002.

(US$ million, except per share	Three months ended	Nine months ended
information)	September 30, 2001	September 30, 2001

Reported net loss	$(299.4)	$(359.9)

Amortization of goodwill	2.0	6.2

Adjusted net loss	(297.4)	(353.7)

Basic and diluted loss per share

Reported net loss	$(7.49)	$(9.00)

Amortization of goodwill	0.05	0.16

Adjusted net loss	(7.44)	(8.84)

SFAS 143, “Accounting for Asset Retirement Obligations”

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” which requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. This standard is effective for fiscal years beginning after June 15, 2002. Upon adoption, this standard will not have a material impact on the financial condition or results of operations of Converium Group.

SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supersedes both SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business (as previously defined in APB Opinion No. 30). SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121.

Converium adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not have a material impact on our financial condition or results of operations because the impairment assessment under SFAS No. 144 is largely unchanged from SFAS No. 121.

SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” This standard is effective for exit or disposal activities that are initiated after December 31, 2002. Upon adoption, this standard will not have a material impact on the financial condition or results of operations of Converium Group.

3. Foreign currency translation and transactions

Table 3.1 summarizes the principal exchange rates which have been used for translation purposes (US$ per foreign currency unit). Converium had realized currency losses of US$ 17.7 million and US$ 19.9 million for the three and nine months ended September 30, 2002, respectively. Net gains (losses) on foreign currency transactions were immaterial in 2001.

			Statements of income
	Balance sheets		and cash flows

Exchange rates	Sept. 30, 2002	Dec. 31, 2001	Sept. 30, 2002	Sept. 30, 2001

British pound	1.5610	1.4529	1.4794	1.4399

Euro	0.9812	0.8897	0.9264	0.8956

100 Japanese yen	0.8156	0.7596	0.7939	0.8287

Swiss franc	0.6702	0.6015	0.6315	0.5881

4. Investments

Converium Group had net realized capital gains for the three months ended September 30, 2002 of US$ 29.9 million. These net realized capital gains were primarily due to the restructuring of the Converium North America fixed income portfolio, resulting in gains of US$ 52.9 million. This restructuring was implemented in connection with Converium’s new investment policy. These gains were offset by impairment charges and realized capital losses on equity securities following the continued deterioration in global capital markets.

Converium had net realized capital losses for the nine months ended September 30, 2002 of US$ 31.4 million. Included in the 2002 realized amounts were gains on the restructuring of Converium North America’s fixed income portfolio of US$ 52.9 million, offset by losses on the restructuring of Converium North America’s equity portfolio of US$ 32.7 million, and losses realized on the sale of WorldCom fixed income investments of US$ 15.8 million.

Converium Group recorded US$ 30.7 million and US$ 71.3 million of impairment charges for the nine months ended September 30, 2002 and 2001, respectively, on our equity portfolio, reflecting continued deterioration in global stock markets. Converium’s impairment policy requires us to record, as realized capital losses, declines in value that exceed 20%

over a period of six months, or in excess of 50% regardless of the period of decline. At management’s judgment, we impair additional securities based on prevailing market conditions.

5. Losses and loss adjustment expenses

Reserve development

In the third quarter of 2002, Converium Group recorded US$ 59.6 million of net reserve development related to Converium North America and Converium Cologne. During the third quarter of 2002, Converium North America and Converium Cologne noted the continued emergence of increased loss experience related to prior years. As a result of actuarial work performed at Converium North America through the third quarter, management concluded that ultimate losses will most likely be higher in the range of possible outcomes than previously estimated. In the three months ended September 30, 2002, Converium North America increased loss and loss adjustment reserves approximately US$ 47.0 million, primarily related to accident years 1997-2000. Approximately US$ 17.0 million was recorded relating to professional liability product lines (nursing homes) with the remainder primarily in the automobile excess, medical excess, umbrella and miscellaneous casualty lines.

For the nine months ended September 30, 2002, Converium’s results were impacted as a result of the recognition of a US$ 84.0 million provision for net reserve development on prior years’ business, representing a movement of 2.0% of the net non-life reserves at December 31, 2001. For the nine months ended September 30, 2002, Converium North America recorded reserve development of US$ 69.9 million, and Converium Cologne recorded an additional US$ 31.1 million in reserves related to prior years’ business. This was partially offset by positive reserve development of US$ 14.0 million in Converium Zurich. Converium North America continues to conduct pricing and loss reserving studies for many casualty lines of business, including those in which these increased loss trends were noted.

During 2002, there was no additional development in net reserves for the September 11 terrorist attacks (as losses are capped at US$ 289.2 million by Zurich Financial Services – see below) or the Enron Chapter 11 reorganization. Our survival ratio for asbestos and environmental reserves remains stable at 13.8 years at September 30, 2002, consistent with 13.8 years at December 31, 2001.

Converium’s 2001 results were impacted as a result of the recognition of a US$ 130.5 million provision for net reserve development on prior years’ business. Converium North America recorded reserve development of US$ 143.5 million. This was offset by positive reserve development of US$ 13.0 million in Converium Zurich.

European floods

In August 2002, Germany, the Czech Republic, Austria and Italy experienced severe floods. Based on the information received from its clients and from other market sources, Converium recorded incurred losses of US$ 50.0 million in the third quarter of 2002. Converium has external reinsurance protection in excess of this amount. The loss estimate contains substantial IBNR estimates for contracts where no specific information has been received from clients. The losses stem primarily from reinsurance contracts written in Germany and the Czech Republic followed by Austria and Italy.

September 11 terrorist attacks

As of September 30, 2001, Converium Group recorded incurred losses and loss adjustment expenses related to the September 11 terrorist attacks of US$ 628.0 million gross and US$ 289.2 million net of retrocessional reinsurance recoveries.

Certain arrangements with Zurich Financial Services described below provide protection against potential adverse loss development on the September 11 terrorist attacks for Converium Ltd, Converium Rückversicherung (Deutschland) AG and Converium Reinsurance (North America) Inc. above the initial loss amounts recorded of US$ 289.2 million, net of retrocessional reinsurance recoveries. Ceded premiums in connection with these arrangements and other coverages from Zurich Financial Services were US$ 28.5 million in 2001.

Converium Ltd’s exposure under the Quota Share Retrocession Agreement is limited for “Extraordinary Events.” The agreement limits Converium Ltd’s losses arising out of any “Extraordinary Event” to US$ 220.0 million and the parties have agreed that the September 11 terrorist attacks are an Extraordinary Event and that the US$ 220.0 million limit applies to losses arising out of the September 11 terrorist attacks. Because Zurich Insurance Company (“ZIC”) and Zurich Insurance

Bermuda (“ZIB”), wholly owned subsidiaries of Zurich Financial Services, retain losses in excess of the limit, Zurich Financial Services will be responsible for non-payment, if any, by the retrocessionaires with regard to losses arising out of the September 11 terrorist attacks in excess of the US$ 220.0 million limit.

ZIC will indemnify Converium Rückversicherung (Deutschland) AG for losses arising out of the September 11 terrorist attacks in excess of US$ 11.0 million, net of retrocessional reinsurance recoveries.

Converium Reinsurance (North America) Inc. is covered under the ZIC 1997 Aggregate Excess of Loss Agreement for losses in excess of US$ 58.2 million. In addition, ZIC will indemnify Converium Reinsurance (North America) Inc. against loss development in excess of the available limits under the ZIC 1997 Aggregate Excess of Loss Agreement.

6. Commitments and contingencies

Superior National matters

Certain claims are being asserted against Converium Reinsurance (North America) Inc. (“CRNA”) and Converium Insurance (North America) Inc. (“CINA”), along with Centre Insurance Company (“CIC”) and certain of its affiliates by various insurance companies in liquidation in the State of California (“Liquidating Companies”), which companies previously were subsidiaries of the Superior National Insurance Group (“SNIG”). As of December 31, 2001, there was no formal litigation pending between the Liquidating Companies and CRNA and CINA. The principal claims which had been asserted against CIC, rather than against CRNA and CINA, consisted of oral statements to the effect that certain transfers, including a transfer to CIC in December 1999 of certain assets in the amounts of US$ 163.4 million and US$ 22.3 million, constituted voidable preferences and fraudulent conveyances. In addition, as of December 31, 2001, a tolling agreement was in place between, among others, CRNA and CINA, on the one hand, and the Insurance Commissioner of the State of California, on his own behalf and as Liquidator of the Liquidating Companies (the “Commissioner”), on the other hand, with regard to the referenced claims. That tolling agreement expired on January 16, 2002.

On January 16, 2002, the Commissioner filed a complaint against CIC and affiliates, as well as CRNA and CINA on behalf of the Liquidating Companies, in a proceeding in the Superior Court of the State of California, County of Los Angeles. The complaint alleges several counts, including voidable preferences and fraudulent transfers, seeking the recovery of transfers totaling US$ 202.9 million, damages for breach of contract in the amount of US$ 59.8 million, additional damages in an amount to be proved at trial, and punitive damages. The overwhelming bulk of the damages sought appear to arise out of CIC transactions, not CRNA or CINA transactions. CRNA and CINA intend to defend this litigation vigorously and to assert various setoffs. As part of the Formation Transactions, Zurich Financial Services has agreed to indemnify Converium for liabilities arising out of or related to the assets not assumed by or transferred to Converium in the separation from Zurich Financial Services. Based on the limited information available to date, Converium Group is unable to predict CRNA’s and CINA’s chances of prevailing in this action.

Unicover litigation

The Seattle, Washington litigation and the New York Supreme Court litigation among CRNA, the members of the Unicover Occupational Accident Reinsurance Pool (the “Pool”), Guy Carpenter & Company Inc. (“Guy Carpenter”) and Cragwood Managers, LLC have been settled. Pursuant to the settlement, CRNA has received and will receive reinsurance and indemnity payments from the Pool and Guy Carpenter in respect of 81% of the retrocessional obligations which CRNA contended were assumed by the Pool (with interest in the case of prior ceded losses) in respect of CRNA’s reinsurance of Amerisafe Insurance Group (“Amerisafe”). On the basis of this settlement and the aggregate excess of loss protection from Zurich Insurance Company, CRNA believes that it is fully protected through reinsurance agreements for all potential liability in respect of cessions assumed by CRNA from Amerisafe.

The March 2001 litigation initiated by Amerisafe against CRNA, Guy Carpenter and Zurich Financial Services Group (“ZFS”) in the United States District Court for the Western District of Louisiana is scheduled for trial in August, 2003. ZFS has been dismissed from the suit, and documentary discovery is proceeding. Amerisafe contends that CRNA acted in bad faith in making certain loss payments pursuant to a reservation of rights and in initiating an arbitration and naming Amerisafe as a party in the Seattle, Washington litigation referred to above. Amerisafe seeks damages in an unstated amount. CRNA has moved for dismissal/summary judgment on the merits, which motion was denied in part. CRNA has counterclaimed against Amerisafe seeking damages and/or avoidance of future losses on the basis that Amerisafe failed to adhere to underwriting guidelines. Based on the limited amount of information available to date, we are unable to predict CRNA’s chances of prevailing in this action. As part of the settlement of the Seattle, Washington action, the members of the Pool agreed to indemnify CRNA for 62% of up to US$ 5 million in legal expenses incurred in connection with this litigation; this indemnity does not apply to any amounts which may be paid to Amerisafe pursuant to a judgment or settlement.

Canada Life

On December 21, 2001, The Canada Life Assurance Company, Toronto (“Canada Life”), brought action against Converium Germany in the U.S. District Court of the Southern District of New York. Canada Life alleged that Converium breached certain quota share retrocession agreements with Canada Life by failing to post an US$ 82.4 million letter of credit for its liability pursuant to the ISA facilities’ underlying agreements and to honor its obligations as a quota share reinsurer. Converium is disputing this claim on the grounds that its liability under the pertinent contracts is limited and is also raising other contract defenses, including rescission of the pertinent contracts. In its decision of April 11, 2002, the U.S. District court of the Southern District of New York dismissed Canada Life’s action, ruling that the Air Transportation Safety and System Stabilization Act, which Canada Life claimed to give the court jurisdiction over the subject matter, is not applicable. The court ruled that the act applies broadly to the actions filed by individual victims of the September 11th attacks but does not apply to disputes among reinsurers. As a result of this decision, Converium sent Canada Life a request to arbitrate. Canada Life has appealed the court’s decision.

Converium has fully reserved this matter, on the basis of its assessment of Converium’s ultimate liability. However arrangements entered into with Zurich Financial Services provide for this matter to be covered by the agreed-to cap for September 11th related losses provided to Converium by Zurich Financial Services in conjunction with Converium Group’s global offering.

7. Earnings per share

Converium Holding Ltd issued an additional 6,217 shares and had net purchases of 229,000 shares during the first nine months of 2002 related to share-based compensation plans.

The following shows the average shares outstanding:

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001

Average shares outstanding (000’s)	39,956	40,000	39,990	40,000

Average diluted shares outstanding (000’s)	40,725	40,000	40,743	40,000

Earnings per share data for 2001 is calculated based on 40,000,000 registered shares of Converium Holding Ltd issued and outstanding as of September 30, 2001 as if these shares were outstanding for the three and nine months ended September 30, 2001.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By:	/s/ DIRK LOHMANN

Name: Dirk Lohmann
Title: CEO

By:	/s/ MARTIN KAUER

Name: Martin Kauer
Title: CFO

Date: October 28, 2002